                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                FRIEDE GOLDMAN
                              INTERNATIONAL, INC.
 ------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0003584301
-------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                         CAMBRIDGE INVESTMENTS LIMITED
                             600 Montgomery Street
                                  27th Floor
                        San Francisco, California 94111
                           Tel. No.: (415) 627-3017
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              - with copies to -

                          Michael G. Tannenbaum, Esq.
             Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                         900 Third Avenue - 13th Floor
                           New York, New York 10022
                                (212) 508-6700

                              September 23, 1997
-------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                                                              <
----------------------------------------------                         ---------------------------------------------------
CUSIP No. 0003584301                                     13D
----------------------------------------------                         ---------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Cambridge Investments Limited
--------------------------------------------------------------------------------------------------------------------------
                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a) [ ]
                                                                                                                 (b) [ ]


--------------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*

                00
--------------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                TO ITEM 2(d) or 2(e)                                                                                 [ ]


--------------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

--------------------------------------------------------------------------------------------------------------------------
              NUMBER OF                    7       SOLE VOTING POWER
               SHARES
            BENEFICIALLY                           750,400 shares of Common Stock (See Item 5)
              OWNED BY
                EACH                  ------------------------------------------------------------------------------------
              REPORTING                    8       SHARED VOTING POWER
             PERSON WITH
                                                     0
                                      ------------------------------------------------------------------------------------
                                           9       SOLE DISPOSITIVE POWER

                                                   750,400 shares of Common Stock (See Item 5.)

                                      ------------------------------------------------------------------------------------
                                           10      SHARED DISPOSITIVE POWER

                                                            0

--------------------------------------------------------------------------------------------------------------------------

     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                750,400 shares of Common Stock (See Item 5.)
------------------------------------------------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                                                                    [ ]


------------------------------------------------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.15% of Common Stock  (See Item 5)
------------------------------------------------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                IA
------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 9 Pages

                                 SCHEDULE 13D

                  This Schedule 13D is being filed on behalf of Cambridge Investments Limited, a California corporation, registered as an investment advisor in the State of California, regarding shares of Friede Goldman International, Inc. acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $.01 par value

                  Issuer: Friede Goldman International, Inc. 525 East Capitol Street
                                Suite 402
                                Jackson, Mississippi  39201

Item 2.           Identity and Background

                  Cambridge Investments Limited, a California corporation ("Cambridge" or "CIL"), is registered as an investment advisor in the State of California and provides investment management services to private individuals and institutions. Cambridge's contracts with its clients generally provide that Cambridge is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent Cambridge determines that it is appropriate to utilize its own portfolio management capabilities. Cambridge is located at 600 Montgomery Street, San Francisco, California 94111. Cambridge has not been convicted in a criminal proceeding during the last five (5) years. Cambridge is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. John R. Tozzi ("Mr. Tozzi") is the sole shareholder, director and principal of Cambridge. His business address is 600 Montgomery Street, San Francisco, California 94111. Mr. Tozzi's principal occupation is investment management and he is a United States citizen. During the past five years, Mr. Tozzi has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International Fund, Ltd. ("COG Int'l"), Palamundo LDC ("Palamundo"), Quantum

                                Page 3 of 9 Pages

Partners, LDC ("QUE"), Cambridge, and the Cambridge Profit Sharing Plan (the "Plan") (collectively, the "Funds"), has invested approximately $34,543,525.40 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l, Palamundo, QUE, Cambridge and the Plan have invested approximately $8,630,187.82, $11,378,984.35, $198,366.36, $1,342,235.13, $613,572.64,
$4,279,379.11, $3,468,240.00 and $587,592.50, respectively. The source of these funds was the respective working capital of each of the Funds. Mr. John
R. Tozzi ("JRT") may be deemed to have invested indirectly approximately $4,044,967.50 in the Common Stock of the Issuer as described below.

Item 4.           Purpose of the Transaction

                  Cambridge, through the Funds, has acquired shares of Common Stock reported in Item 5(c) hereof over the last sixty (60) days, and prior thereto, for portfolio investment purposes only, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Cambridge reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Cambridge does not have plans or proposals which would result in any of the following:

                  1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                  5) any material change in the present capitalization or dividend policy of the Issuer;

                  6) any other material change in the Issuer's business or corporate structure;

                  7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  8) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an

                                Page 4 of 9 Pages
                      interdealer quotation system of a registered national securities association;

                  9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Exchange Act; or

                 10)  any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

                  (a) As of October 7, 1997, Cambridge is the beneficial owner of 750,400 shares of Common Stock, or 6.15% shares of the shares outstanding. Of the 750,400 shares of Common Stock described above, (i) 153,380 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 294,550 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 4,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 29,100 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 10,590 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the managed account of Palamundo; (vi) 73,980 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the managed account of QUE; (vii) 79,880 are deemed beneficially owned by Cambridge in its capacity as investment advisor for its own account; and (viii) 12,360 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of the Plan. JRT, directly and indirectly, may be deemed the beneficial owner of 94,360 shares of Common Stock or, in the aggregate,
 .77% of the shares outstanding.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Cambridge on October 7, 1997 is based on 12,202,521 outstanding shares of the Issuer's Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1997.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of the Funds mentioned above.

                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed in Annex A attached hereto and made a part hereof.

                  (d) The Funds, respectively, have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds.

                  (e)    Not Applicable.

                                Page 5 of 9 Pages

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.           Material to be Filed as Exhibits

                  Not Applicable






                                Page 6 of 9 Pages

                                    ANNEX A

-------------------------------------------------------------------------------------------------------------------------------
        DATE                  TRANS                     SHARES                    PRICE                    ACCOUNT
                              (A/D)
-------------------------------------------------------------------------------------------------------------------------------
      8/21/97                   A                       4,480                    33.5599                     CELP
-------------------------------------------------------------------------------------------------------------------------------
      8/21/97                   A                       1,200                    33.5599                     COG
-------------------------------------------------------------------------------------------------------------------------------
      8/21/97                   A                        140                     33.5599                     PAL
-------------------------------------------------------------------------------------------------------------------------------
      8/21/97                   A                       1,280                    33.5599                     QUE
-------------------------------------------------------------------------------------------------------------------------------
      8/22/97                   A                       1,450                    32.7987                     CELP
-------------------------------------------------------------------------------------------------------------------------------
      8/22/97                   A                        400                     32.7987                     COG
-------------------------------------------------------------------------------------------------------------------------------
      8/22/97                   A                        450                     32.7987                     QUE
-------------------------------------------------------------------------------------------------------------------------------
      8/26/97                   A                       1,850                    35.325                      CEF
-------------------------------------------------------------------------------------------------------------------------------
      8/26/97                   A                       1,900                    35.325                      CELP
-------------------------------------------------------------------------------------------------------------------------------
      8/26/97                   A                        500                     35.325                      COG
-------------------------------------------------------------------------------------------------------------------------------
      8/26/97                   A                        100                     35.325                      COGI
-------------------------------------------------------------------------------------------------------------------------------
      8/26/97                   A                        100                     35.325                      PAL
-------------------------------------------------------------------------------------------------------------------------------
      8/26/97                   A                        550                     35.325                      QUE
-------------------------------------------------------------------------------------------------------------------------------
       9/4/97                   A                       12,500                    41.8                       JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/4/97                   A                       12,500                    41.8                       CIL
-------------------------------------------------------------------------------------------------------------------------------
       9/5/97                   A                       5,500                     42.25                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/5/97                   A                       6,000                     42.25                      CIL
-------------------------------------------------------------------------------------------------------------------------------
       9/5/97                   A                       5,500                     52.25                    The Plan
-------------------------------------------------------------------------------------------------------------------------------
       9/8/97                   A                        360                      41.75                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/8/97                   A                        380                      41.75                      CIL
-------------------------------------------------------------------------------------------------------------------------------
       9/8/97                   A                        360                      41.75                    The Plan
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                       1,500                    43.875                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                       1,500                    43.875                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                       64,500                   43.875                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                        500                      44.25                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                       61,000                   43.875                      CIL
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                       6,500                    43.875                    The Plan
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                        500                     43.875                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                       1,500                    43.875                      JRT*
-------------------------------------------------------------------------------------------------------------------------------

                                Page 7 of 9 Pages

-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                       1,500                    43.875                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
       9/9/97                   A                       1,500                    43.875                      JRT*
-------------------------------------------------------------------------------------------------------------------------------
      9/18/97                   A                       12,400                   50.625                      CEF
-------------------------------------------------------------------------------------------------------------------------------
      9/18/97                   A                       12,400                   50.625                      CELP
-------------------------------------------------------------------------------------------------------------------------------
      9/18/97                   A                        900                     50.625                      COGI
-------------------------------------------------------------------------------------------------------------------------------
      9/18/97                   A                        600                     50.625                      PAL
-------------------------------------------------------------------------------------------------------------------------------
      9/18/97                   A                       3,200                    50.625                      QUE
-------------------------------------------------------------------------------------------------------------------------------
      9/23/97                   A                      137,000                   59.0173                     CEF
-------------------------------------------------------------------------------------------------------------------------------
      9/23/97                   A                      137,000                   59.0173                     CELP
-------------------------------------------------------------------------------------------------------------------------------
      9/23/97                   D                      (2,800)                     58                        CELP
-------------------------------------------------------------------------------------------------------------------------------
      9/23/97                   A                       18,100                   59.0173                     COGI
-------------------------------------------------------------------------------------------------------------------------------
      9/23/97                   A                       69,900                   50.625                      QUE
-------------------------------------------------------------------------------------------------------------------------------
      9/23/97                   A                       8,100                    59.0173                     COGI
-------------------------------------------------------------------------------------------------------------------------------
      9/23/97                   A                       10,000                   59.0173                     PAL
-------------------------------------------------------------------------------------------------------------------------------
      10/1/97                   D                      (4,700)                   60.625                      CEF
-------------------------------------------------------------------------------------------------------------------------------
      10/1/97                   D                      (2,400)                   60.625                      CELP
-------------------------------------------------------------------------------------------------------------------------------
      10/1/97                   A                       2,100                    60.625                      COG
-------------------------------------------------------------------------------------------------------------------------------
      10/1/97                   A                       6,400                    60.625                      COGI
-------------------------------------------------------------------------------------------------------------------------------
      10/1/97                   D                       (200)                    60.625                      PAL
-------------------------------------------------------------------------------------------------------------------------------
      10/1/97                   D                      (1,200)                   60.625                      QUE
-------------------------------------------------------------------------------------------------------------------------------
      10/2/97                   D                       (700)                    61.625                      CEF
-------------------------------------------------------------------------------------------------------------------------------
      10/2/97                   D                       (650)                    61.625                      CELP
-------------------------------------------------------------------------------------------------------------------------------
      10/2/97                   D                        (50)                    61.625                      PAL
-------------------------------------------------------------------------------------------------------------------------------
      10/2/97                   D                       (200)                    61.625                      QUE
-------------------------------------------------------------------------------------------------------------------------------
      10/3/97                   A                       1,600                    61.625                      COGI
===============================================================================================================================

* These transactions relate to shares held by family members and entities established for their benefit.

                                Page 8 of 9 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 1997


                                                 CAMBRIDGE INVESTMENTS, LIMITED


                                            By: /s/ Jocelyn Weingart
                                               --------------------------------
                                                Joelyn Weingart,
                                                Vice President











                                Page 9 of 9 Pages